Exhibit 99.1
The Bezeq Era
June 2016

Forward-Looking Statement
This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

Investment Considerations

▪ Owns a controlling stake in an asset with strong, consistent cash flow generation.
▪ Trades at a significant discount to Net Asset Value.
▪ 11% Dividend yield is expected from BCOM’s dividend distribution in June 29, 2016 of NIS 355 million. Three dividend payments during 2015 in a total amount of NIS 127 million as part of the Company’s commitment to return capital to shareholders.
▪ Decreased net debt from more than NIS 5 billion in April 2010 (when BCOM acquired the controlling interest in Bezeq) to just NIS 1.7 billion as of March 2016 (after giving effect to the sale of 4.18% of its Bezeq shares for NIS 982 million).
▪ Pushed out maturities in February 2014 to 2021 by refinancing debt used to acquire stake in Bezeq through the Rule 144A / Reg S offering private placement of $800 million of senior secured notes.

About BCOM
▪ B Communications Ltd. is a holding  company with a controlling interest  (approximately 26.3%) in Bezeq, The  Israel Telecommunication Corp.  (“Bezeq”), Israel’s largest  telecommunications provider (TASE:
   BEZQ).
▪ BCOM is a subsidiary of Internet Gold  and part of the Eurocom Group in  Israel. The Company, which was  formerly known as 012 Smile  Communications, went public on  Nasdaq in November 2007.
At A Glance
Ticker	BCOM
Exchange	NASDAQ & TASE
Headquarters	Ramat Gan, Israel
Stock Price	$25.94
52 Week Range	$14.31-$31.86
Shares Outstanding	29.9 Million
Market Capitalization	$775 Million

As of May 30, 2016

Dividend Distributions

▪ The Company distributed a cash dividend of NIS 127 million (NIS 4.24 per share) during 2015, a 6.1% dividend yield.
▪ On May 26, 2016, the Company's board of directors declared a cash dividend of NIS 355 million (NIS 11.88 per share). The payment day will be June 29,2016. The NIS 355 million dividend distribution during 2016 represents a 11.6% dividend yield based on BCOM’s share price as of May 25, 2016.

NAV Breakdown

Data
No. of BCOM shares	29,889,045
No. of Bezeq shares held by BCOM	728,373,713
Bezeq share price (NIS) @ May 31, 2016	7.45
No. of Bezeq shares	2,765,444,146
Bezeq's market cap (NIS millions)	20,603
BCOM's NAV calculation	NIS Millions
Market value of BCOM's holdings in Bezeq @ May 31, 2016	5,426
BCOM's net debt*	1,512
Potential BCOM's NAV	3,914
Potential Upside over market price	NIS
BCOM's share price based on NAV calculation	130.96
BCOM's share price @ May 31, 2016	100.90
Potential Upside (%)	29.8%

* BCOM's net debt as of March 31, 2016 adjusted by dividend received from Bezeq on May 30, 2016.

 Proven capabilities in:
 • Strategy creation & strategic planning
 • Marketing & brand development
 • Operational & financial management
 • Management of mergers & acquisitions
 • Creation of partnerships
 • Capital raising: 13 major transactions
 • 2 IPOs - IGLD and BCOM
 • 11 bond issues
 • $800 million Rule 144A offering
Shaul Elovitch
Founder & Chairman
Over 40 years experience
building leading
communications businesses
and other major investments
businesses
Doron Turgeman
CEO since 2011 & CFO from
2001 till 2011
20 years experience in
management
18 years experience in
communications
Experienced, Disciplined Leadership
Doron Turgeman
CEO since 2011 & CFO from
2001 till 2011
20 years experience in
management
18 years experience in
communications

«
«
Chairman of the board of directors of Bezeq and it’s subsidiaries

Bezeq and B-Com are ultimately controlled by the Eurocom
Group, the most experienced operator in the Israeli
telecommunications field
■ Eurocom was founded in 1979
■ One of Israel’s largest holding companies with a strong presence in Israel and a growing international presence
■ Owned by Shaul Elovitch, Chairman of the Board of Directors (80% ownership) and Yossef Elovitch, Director (20% ownership)
■ Solid financial base and strategic partnerships support growth
■ Investments in telecommunications, satellite services, media, consumer electronics, real estate and additional fields

Key Milestones for BCOM
From small entrepreneurial business
to large holding company

1999
to
2006
2007
to
2009
2010
to
2016
 • Founded in 1999 under the name Goldtrade, operating in the field of e-commerce, as a subsidiary of
IGLD, and as the operator of the e-commerce web site P1000
 • In 2004, IGLD increases its holdings in the Company to 100%
 • Restructure of IGLD into a holding company owning Smile Communications and Smile Media
 • As part of the restructure Goldtrade changes its name to Smile Communications, transfers its
e-commerce activities to Smile Media and receives IGLD's communications activities
 • Acquisition and merger with 012 Golden Lines to form 012 Smile Communications
 • Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC)
 • Continuous organic growth
 • Crystallization of the strategy to become a leader in the Israeli telecom market
 • Preparation for the next major M&A transaction while examining several opportunities
 • Sale of legacy 012 Smile Communications assets
 • Acquisition of the controlling interest in Bezeq - Israel’s telecom market leader
 • From April 2010 through March 2016, BCOM decreased its net debt from more than NIS 5 billion to
NIS 1.7 billion
 • On February 2, 2016, BCOM announced the sale of 4.18% of Bezeq’s shares for NIS 982 million
 • On February 19, 2014, BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq
 • Focus on continuous deleveraging and creation of shareholder value

b·com group

bezeq
bezeq
pelephone
bezeq on line
Bezeq International
yes.

Group Structure

Eurocom Group
Internet Gold
Golden Lines
BCOM
~63.8%
~64.8%
~26.3%
Walla!
100%
100%
100%
100%
100%
Mobile telephony
and data
Fixed-line, broadband
infrastructure, data com
Call centre
services
ILD, ISP,
enterprise
solutions
Pay-TV
(DTH)
Internet
portal
Free float
~34.2%
Free float
Free float
~35.2%
~73.7%
100%
Private
• M.cap (Mil. NIS) - 966
• NAV(2) (Bil. NIS) - 1.6
• Net debt (Mil. NIS) - 764
• Net debt / EBITDA - 4.59
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 3.0
• NAV (3) (Bil. NIS) - 3.9
• Net debt (Bil. NIS) - 1.7
• Net debt / EBITDA - 3.55
• Listed - TASE, NASDAQ
• M.cap (Bil. NIS) - 20.6
• TTM EV/EBITDA (4) - 6.6
• Net debt / EBITDA (4) - 2.05
• Listed - TASE
Source: Company’s information, Bezeq’s investors’ presentation.
(1)      Net debt figures are as of March 31, 2016. Holding percentage figures are as of May 31, 2016.
(2)     IGLD's NAV is defined as value of IGLD's shares according to BCOM's NAV, based on Bezeq stock price as of May 31, 2016, less IGLD's net debt as of March 31, 2016.
(3)      BCOM's NAV is defined as value of BCOM's shares according to Bezeq market cap, based on Bezeq stock price as of May 31, 2016, less BCOM's net debt as of March 31, 2016 adjusted by dividend received from Bezeq on May 30, 2016.
(4)      Bezeq's EV/EBITDA and Net Debt/EBITDA ratios are effected by the full consolidation of Yes financials as of March 26,2015.

7
6
5
4
3
100%
90%
80%
70%
60%
50%
40%
30%
20%
93%
28%
Dec 12
Mar 13
Jun 13
Sep 13
Dec 13
Mar 14
Jun 14
Sep 14
Dec 14
Mar 15
Jun 15
Sep 15
Dec 15
Mar 16
May 16
Market value of BCOM's holding in Bezeq
BCOM's LTV

10

Market Value of BCOM's holding in Bezeq Vs. LTV

NIS Billions
6
5
4
3
2
1
(1)
(2)
4.42
1.72
14/04/10
30/09/10
31/03/11
30/09/11
31/03/12
30/09/12
31/03/13
30/09/13
31/03/14
30/09/14
31/03/15
30/09/15
31/12/15
31/03/2016
Financial Debt
Liquidity
Net Debt

Reduction in BCOM’s Net Debt
From the Bezeq acquisition until March 2016
(NIS Billions)

Tender Offer to Purchase
Senior Secured Notes
On May 26, 2016 the Company announced that its wholly-owned subsidiary, B Communications (SP4) LP, has invited holders of the Company’s 7 3/8% Senior Secured Notes due 2021 to submit tenders to purchase their Notes for cash within a purchase price range between $1.00 to $1.07, on the terms and subject to the conditions contained in its Tender Offer Memorandum dated May 26, 2016.

The Tender Offer will be $244 million aggregate principal amount of Notes (or such lesser amount of Notes as are validly tendered and not validly withdrawn), subject to rounding and pro ration. The purchase of the Notes (if any) under the Tender Offer will be made from funds made available by the Company, including cash-on-hand and the net cash proceeds from the Company’s sale of 115,500,000 ordinary shares of Bezeq in February 2016.

The Offer will expire at 5:00 pm, London time, on June 27, 2016.

Bezeq, Our Base Asset

Bezeq is Israel’s largest telecom group and the most
comprehensive infrastructure and service provider
Note: LTM results and KPIs as of 1Q ’16; Subscriber based market share data as of 4Q ’15
1   Company estimates; Captures private and business sector
2   Breakdown based on gross revenue (pre elimination of inter-company revenues)
3   Breakdown based on aggregate EBITDA generated by Bezeq Fixed-Line, Pelephone and Bezeq International (pre elimination of inter-company items)
4   Company estimates; Based on total broadband Internet infrastructure access services subscribers in the market
5   Adjusted EBITDA represents profit before income tax, share of loss of equity-accounted investee, financing expenses, net and depreciation and amortization.

Bezeq operates in an attractive macroeconomic
environment with unique characteristics
Source: EIU; Israel Central Bureau of Statistics; Company data; Public filings for competitors’ data
1 Indicates credit rating and outlook by S&P / Moody’s
2 Mobile subscribers based on total UMTS subscribers for all MNOs; Broadband internet subscribers based on Bezeq and HOT subscribers; Fixed-Line telephony lines based on Bezeq, HOT, Cellcom, Partner and other operators
3 Based on aggregate revenues of the 4 largest telecom groups: Bezeq (incl. YES), HOT, Cellcom and Partner; USD/NIS conversion based on exchange rate of 3.902 as of December 31, 2015
The Israeli economy benefits from positive fundamentals as reflected in its A+/A1 (stable)1 sovereign credit rating
The Israeli telecommunications market is growing
alongside the growth in population...
Total 2015 revenue:
$5.7bn3
■ Duopoly in infrastructure market with Bezeq
 and HOT as sole owners of fixed-line
 infrastructure
■ High penetration and usage rates across all
 telecommunications services
■ Technology driven market with rapid
 adoption rate of new technologies
■ Strong brand appreciation and loyalty with
 high premium
■ Relatively young population
2
...and Bezeq is the largest player in the market with the
largest revenue share
% of total market revenue
Partner Group, 18%
Cellcom Group, 19%
Hot,
18%
Bezeq Group, 45%
Aggregate
mobile,
broadband
internet and
fixed-line
telephony lines
('000s)
Consistent high GDP growth...
...with strong underlying population growth
% Population
growth in
Israel
Real GDP (rebased to 100)

Bezeq is the historical incumbent and since its
privatization in 2005 has been controlled under a
Control Permit attached to the 30% stake
Control permit
■ Control in Bezeq is held by holders of a pre-approved permit from the Israeli Prime Minister and the Ministry of Communications (“Control
 Permit”)
■ Only a party that holds a Control Permit may exercise its holdings in such a manner as to direct the activities of Bezeq
■ B-Com is the only shareholder that has a permit to direct the activities of Bezeq
■ B-Com has nominated all of the members of Bezeq’s board of directors who were elected by shareholders1
■ B-Com consolidates Bezeq’s financial statements based on its de-facto control of Bezeq
Bezeq begins
operating as a governmental
company responsible for all
communications services in
Israel
■ Privatization of Bezeq
■ Apax-Saban-Arkin
 consortium purchases the
 control stake for NIS
 4.2bn
Bezeq
International
launches its
submarine cable
Listing on the TASE
■ Bezeq launches the NGN network
■ Pelephone launches High Speed GSM+ network
■ Board approves dividend policy of 100% of net
 income
History and milestones
■ Stella Handler appointed CEO
 of Bezeq (Fixed-Line)
■ FTTH/FTTB deployment
 underway (BFIBER)
B-Com acquires
the control stake from
Apax-Saban-Arkin for NIS
6.5bn
Source: Company information
1 Excluding employee representatives on the Board whose nominations require the prior approval of our ultimate controlling shareholder, Mr. Shaul Elovitch, as chairman of Bezeq’s
 Board of Directors, pursuant to Bezeq’s collective bargaining agreement
■ Fiber deployment reached
 1,000,000 households
■ Pelephone launches High Speed 4G
 services
■ Wholesale regulation approved

1984
1990
2005
2009
2010
2012
2013
2014

Marseille
Rome
Bari
Sofia
Istanbul
Thessalonica
Jonah cable
Ariel cable
Palermo
Catania
Athens
Chania
Cyprus
Israel
Haifa
Tel-Aviv
Jordan

yes GO

yes VOD

Bezeq’s leading position is supported by its fully owned
advanced network infrastructure and technology
across all lines of business
Bezeq Fixed-Line
Pelephone
Bezeq International
YES
Extended optical fiber deployment underway - Bfiber (FTTH/FTTB)
Fiber rollout is on track to reach 1,300,000 households by end of 2015
The only fixed-line company with a nationwide fiber network
Implementing VDSL and vectoring technologies
Highly advanced nationwide NGN network that has led to impressive achievements
Average speed among Bezeq subscribers has increased
from 24.0 Mbps in Q3 2014 to 36.7 Mbps in Q3 2015
Fast and advanced network
Rolling out High Speed 4G network , using LTE technology.
In 2015 majority of the population will enjoy 4G coverage
Covers substantially all of Israel with 2 switch farms connected to approximately 2,200 sites
The network performances expected to upsurge following the LTE frequency tender
Advanced infrastructure following the launch of submarine cable in 2012 ("Jonah")
Among the most advanced in the world (40G upgradable to 100G)
Key differentiator over competition
Only Israeli ISP to own an international infrastructure
Increased capacity and Internet performance
Potential revenue streams from future sale of additional cable capacity
Full cable redundancy
Pioneer in HD broadcasting, advanced set-top box combining PVR, VOD & HD, and streame
Leader in value added services based on Hybrid satellite-IP platform and Progressive Download technology
Launched "yes Multiroom" service (first in Israel)
Recently launched "yes Go" - TV Everywhere service (first in Israel)

Bezeq Fixed-Line is the leading company in
Telephony, Broadband and Data Transmission Services

Bezeq has been consistently increasing its market share in the broadband infrastructure market...	...and broadband ARPU[1] continues to increase and drive revenues

Since 2012 the number of telephony lines has decreased moderately and remained meaningful...	...and the decline which characterized 2012-2013 has abated during 2014 and nearly stopped

Source: Company data and competitors’ public filings
1   Average revenue per user not including revenues from data communications and transmissions services, internet services, services to communications providers, and contract and other services. Based on average subscribers for the period.

'12 – '15
change
New MNOs enter the market
97
95
86
83
78
75
72
69
64
65
(32.6%)
(28.9%)
(26.1%)
2012A
2013A
2014A
2015A

'13 – '15
change
2,642
3,092
2,956
2,586
2,967
2,837
2,651
2,835
2,718
+9k subs
(257k subs)
(238k subs)
2013A
2014A
2015A

3,576
3,201
2,970
2,733
2012A
2013A
2014A
2015A

'12 – '15
change
Pelephone
Cellcom
Partner
32%
30%
29%
28%
27%
22%
26%
26%
21%
20%
21%
21%
(9p.p.)
(12p.p.)
(8p.p.)
2012A
2013A
2014A
2015A

Pelephone presents the smallest net subscriber loss
Pelephone emerged with high ARPU following the
turmoil in the Israeli mobile market...
ARPU by operator (in NIS)
Subs (000's)
Pelephone
Cellcom
Partner
Partner
Cellcom
Pelephone
...recording the smallest net subscriber loss over the
period...
...and by implementing efficiencies that led to
improved cost base...
...it was able to support high EBITDA margins relative
to peers
EBITDA margin of total mobile revenues (%)
Pelephone
Opex 1
(NIS mm)
Source: Company data and competitors' public filings
1 Calculated as total revenues less operating profit

Bezeq International is the leading ISP, ILD and
business solutions provider
The ISP market has been growing consistently with the broadband infrastructure market...	...and Bezeq International has been outgrowing peers and successfully increasing its market share in the ISP market

ISP, ICT and data are Bezeq International’s growth engines...	...offsetting decline in ILD and allowing it to maintain overall stable EBITDA level and margin despite competition

Source: Company data and competitors’ public filings
1   Total revenues excluding ILD revenue

YES (Multi Channel Satellite TV - DTH) presents
sustained growth in market share

YES’s unparalleled content offering continues to be a key differentiator vs. HOT...	...while maintaining stable ARPU despite premium pricing

Growth in subscribers and market share continues...

Source: Company data and competitors’ public filings
1   According to TNS Israel, September 2014, conducted at yes’s request

Bezeq Financials (NIS Millions)

Source : Bezeq’s press release

* Free cash flow is defined as cash flows from operating activities less net payments for investments

Bezeq’s Dividend Policy Distribution of 100% of its net income on a semi-annual basis

Dividend Yield from 2006 to 2016

Bezeq Group Dividends by Year (NIS MM)

Source: Bezeq

* Dividend Yield is based on average market cap during the period

●	Based on its ownership interest, BCOM will receive ~ 26.3% of Bezeq’s annual dividends
●	Since 2006, Bezeq has paid over NIS 25.2 billion (US$ 6.7 billion) in dividends
●	On March 16, 2016, the Board of Directors of Bezeq resolved to recommend to the general meeting of its shareholders the distribution of a cash dividend of NIS 776 million, representing Bezeq’s profits for the second half of 2015. The dividend was paid on May 30, 2016 to shareholders of record as of May 17, 2016. B Communications’ share of the dividend distribution waNIS 204 million.

BCOM
Financials

BCOM Solo P&L (NIS millions)

BCOM's Profit & Loss	Q2/2015	Q3/2015	Q4/2015	Q1/2016
G&A expenses	(2)	(2)	(2)	(3)
Income tax benefit	-	-	101	-
Financing expenses, net	(85)	(59)	(84)	(90)
Total expenses	(87)	(61)	15	(93)
Interest in Bezeq's net income	148	125	113	80
PPA amortization, net	(40)	(26)	(25)	(10)
Net income (loss)	21	38	103	(23)

BCOM’s Cash Position

BCOM’s Unconsolidated Balance Sheet Data*

	December 31, 2015	March 31, 2016
	NIS millions	NIS millions

Financial liabilities
Senior Secured Notes	2,718	2,630
Series B Debentures (2)	710	525	**
Tax liability	79	88
Total	3,507	3,243

Liquidity balances
Lockbox account	532	1,145
Unrestricted Cash (2)	421	382	**
Total	953	1,527

Net debt
Total	2,554	1,716
*	Does not include the balance sheet of Bezeq.

BCOM Solo - Assets (NIS millions)

	December 31, 2015	March 31, 2016
Statements of Financial Position	Audited	Unaudited
Assets
Cash and cash equivalents	181	722	*
Investments including derivatives	772	804
Other receivables	286	90
Total current assets	1,239	1,616

Investments in investee	3,590	3,529
Total non-current assets	3,590	3,529

Total assets	4,829	5,145

*	Does not include private placement of series B Debentures, subsequent the balance sheet date, in the amount of NIS 162 million.

BCOM Solo - Liabilities (NIS millions)

	December 31, 2015	March 30, 2016
Statements of Financial Position	Audited	Unaudited
Liabilities
Short-term debentures	176	176	*
Other payables	117	159
Total current liabilities	293	335

Debentures	3,491	3,070	*
Total non-current liabilities	3,491	3,070

Total liabilities	3,784	3,405

Total equity	1,045	1,740

Total liabilities and equity	4,829	5,145

*	Does not include private placement of series B Debentures, subsequent the balance sheet date, in the amount of NIS 162 million.

BCOM During Last 27 Months

	January 1, 2014	March 31, 2016
Value of BCOM's holdings in Bezeq shares (NIS Billions) (1)	4.97	6.17
Net Financial Debt (NIS Billions) (2)	2.74	1.72
NAV (NIS Billions) (3)	2.23	4.46
Dividend Yield LTM	9.4%	15.5%
LTV (4)	55%	28%
Net Debt to EBITDA	4.20	3.55
Total Liquidity (NIS Billions) *	0.66	1.53
Total Lockbox Liquidity (NIS Billions)	0.21	1.15

(1)	BCOM's share in Bezeq's market cap is based on Bezeq's stock price as of March 31, 2016.
(2)	Net financial debt as of December 31, 2013 and March 31, 2016.
(3)	NAV is calculated as BCOM's holding of Bezeq share minus its Net Financial debt.
(4)	LTV is calculated as BCOM's Net Financial debt divided by the value of its holding of Bezeq share.
*	Total liquidity as of March 31, 2016 does not include NIS 162 million from private placement of series B Debenture subsequent to the balance sheet date.

BCOM During Last 27 Months (continued)

	January 1, 2014		March 31, 2016
Net Secured Financial Debt (NIS Billions) (1)	2.05		1.10
Potential Financial assets (NIS Billions) (2)	155	*	549
Lockbox to Senior Secured Notes 12M interest	0.90	*	5.35
Debt Weighted Duration (In years)	2.77		3.96
Local rating of Series B Debentures	A2		Aa3
Series B Debentures YTM (3)	4.13%		1.30%
Series Secured Notes YTM (3)	7.4%		5.6%
Senior Secured Notes Spread Over US Treasury (bps)	690		420

(1)	Senior secured notes less total liquidity.
(2)	Include unpledged Bezeq shares and senior secured notes repurchase
(3)	YTM as of February 18, 2014 and as of May 31, 2016.
*	Figures as of Feb 19, 2014.

BCOM’s Debt Repayment Schedule (NIS millions)

2,500
2,000
1,500
1,000
500
-
221
22
199
446
262
184
432
248
184
417
233
184
184
184
2,230
2,230
2016
2017
2018
2019
2020
2021
Senior Secured Notes
Series B Debentures

 •   All amounts include future estimated interest payments
 •   Repayment schedule as of May 30, 2016

Notes Repurchase Program

▪ On August 10, 2014 the Company announced that its Board of Directors had approved the buyback of up to $50 million of the Company’s 7 3/4% Senior Secured Notes (the “Notes”).
▪ On January 20, 2016, the Company announced the completion of its $50 million repurchase program and the approval by its Board of Directors to extend and increase the program by an additional $50 million. Through May 31, 2016, the Company purchased a total of $65 million par value of the Notes.

The Bezeq Era
Thank you